Exhibit 99.4

NICE Positioned As Industry Leader Across All Three Contact Center
 Categories in destinationCRM’s 2022 Industry Leadership Awards

Based on scoring by industry analysts and consultants, NICE was recognized for leadership in contact center infrastructure, interaction analytics, and Workforce Optimization/Engagement

Hoboken, N.J., November 15, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized by destinationCRM’s 2022 CRM Industry Leadership Awards as a top five finalist across three major categories addressing technology and service excellence to the contact center industry. These three awards categories include Best Contact Center Interaction Analytics, Best Contact Center Infrastructure, and Best Workforce Optimization/Engagement Management (WFO/WEM).

destinationCRM/CRM Magazine's Industry Leader Awards highlight the top technology vendors in customer service, marketing, and sales, covering enterprise and midmarket/small business CRM suites, contact center infrastructure, contact center analytics, marketing automation, salesforce automation, customer data platforms, business intelligence, workforce optimization, and contact center outsourcing, based on feedback from leading industry analysts and consultants.

“Our leadership positioning across all three core contact center disciplines further demonstrates NICE’s commitment to seamless customer experience. With our comprehensive CXone platform built on data and analytics, NICE is delivering on the Customer Experience interactions (CXi) story, offering complete connected and intelligent experiences that flow,” said Barak Eilam, CEO, NICE.

In highlighting NICE’s strengths in the “Best Contact Center Infrastructure” category, Sheila McGee-Smith, founder and principal analyst of McGee-Smith Analytics, stated, “CXone is a full suite of applications that work on a common platform, including one with increasing importance: robotic process automation.” McGee-Smith added that the individual applications within the suite “are best-in-class.”

Referencing NICE’s position in the “Best Contact Center Interaction Analytics Category,” destinationCRM.com noted, “Since buying Nexidia in 2016, NICE has expanded what was already a powerful solution set. And now the company is rolling much of that technology into its CXone cloud contact center suite. With the addition of Enlighten AI, companies can analyze every moment of every interaction to identify behaviors that drive good experiences for customers and agents.” According to Dick Bucci, founder and chief analyst at Pelorus Research, he sees “NICE offering greater customer value from the unification of analytics, performance management, and workforce management.”

Addressing NICE’s third award, “Best Workforce Optimization/Engagement Management (WFO/WEM),” McGee-Smith stated that NICE “delivers a great best-of-breed solution that works with any contact center solution,” adding that NICE “delivers the best suite of WEM solutions as part of a broader customer experience platform, CXone.”  Explained Bucci, “There are no gaps in the NICE WFO product line. In fact, NICE has expanded the traditional WFO product family to include suites for journey orchestration, automation, and CX analytics.” Bucci sees even more value coming to NICE customers “from the unification of analytics, performance management, and workforce management.”

About destinationCRM.com
destinationCRM.com is dedicated to providing Customer Relationship Management product and service information in a timely manner to connect decision makers and CRM industry providers now and into the future.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.